Exhibit 99.5

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

19 August 2003

Notification was received on 18 August 2003, from Deutsche Bank AG and its subsidiaries, notifying their interest in 19,682,037 shares in United Utilities PLC amounting to 3.53% of the issued share capital.

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Contact for queries: Tim Rayner      01925 237071

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.